Mail Stop 7010

      December 22, 2005

Via U.S. mail

Mr. Salvatore J. Guccione
Senior Vice President and Chief Financial Officer
International Specialty Holdings Inc. and ISP Chemco Inc.
300 Delaware Avenue, Suite 303
Wilmington, DE  19801

	RE:	Forms 10-K for the fiscal year ended December 31, 2004
			File Nos. 333-82822 and 333-17827-01

Dear Mr. Guccione:

		We have reviewed your response letter dated December 9, 2005 in response to our comment letter dated November 10, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Statement of Operations, page F-29 and Note 6. Other Expenses,
Net,
page F-44

1. We note your responses to prior comment 2 and 3 of our letter dated November 10, 2005. We note your belief that the non-operating classification of the environmental provisions and related legal and development costs associated with the Linden property is appropriate since the Linden operations were never part of your business. However, we note that from the time of the transfer of the Linden property to the Company, your intent was to convert the real estate to a non-chemical operation function and to complete the remediation of the environmental contamination. You indicate that since 1991 the
Company has explored several alternative uses for the property including the use of the site as a waste incinerator facility or for warehousing. This intent indicates that, albeit not directly related to your four business segments, you intended to use this land in your operations. Please revise your financial statements according. With regard to your non-Linden related costs included within "other expense, net" we remind you that the miscellaneous other non-operating expenses your referred to in your response to prior comment
5 from our letter dated September 16, 2005 must be reflected with operating income.

Note 18. Business Segment Information, page F-67

2. We note your response to prior comment 6 of our letter dated November 10, 2005. Based on the last five years` sales and gross profit margins information that you have provided for your four operating segments it does not appear that these operating segments are economically similar. We therefore believe you should reassess the appropriateness of aggregating these operating segments into your
Specialty Chemical Segment. We remind you that the objective of SFAS
131 is to provide information about the different types of business activities in which a company engages and the different economic environments in which it operates to help users of financial statements better understand the company`s performance, better assess its prospects for future net cash flows and make more information judgments about the company as a whole. With this in mind, we note that following differences in your sales and gross margin trends for each of the operating segments and the trends they depict.

* Although the sales have increased period over period for Personal
Care, Pharmaceutical, Food and Beverage, and Performance Chemicals, the respective percentage increases period over period have varied and in some periods such as 2002 to 2003 have varied significantly.
* Fine Chemicals clearly does not have the same sales trends as the other three operating segments.
* We do not believe that the gross profit percentages presented are similar.
o Fine Chemicals clearly does not have the same gross profit percentages as the other three operating segments.
o The range of profit margins in 2003 and 2004 for Personal Care, Pharmaceutical, Food and Beverage, and Performance Chemicals are too wide to be considered economically similar.
o The trend in the gross profit margins has been varied significantly period to period. Specifically, from 2001 to 2002, we noted that while your Personal Care gross profit percentage decreased, your Pharmaceutical, Food and Beverage gross profit percentage increased.
Additionally, from 2003 to 2004 we noted that while your Personal Care gross profit percentage increased while your Pharmaceutical, Food and Beverage gross profit percentage decreased.

Given these apparent discrepancies in these financial performance indicators, we believe you must reassess which, if any, of these operating segments may be appropriately aggregated into your Specialty Chemicals reportable segment in accordance with paragraph
17 of SFAS 131. Please provide us with this revised assessment and indicate how you will revise your financial statements.

Note 21, Commitments and Contingencies, page F-72
Environmental Litigation

3. We note your response to prior comment 11 of our letter dated
November 10, 2005.   In future filings, please include expanded
disclosures in your critical accounting policies to address the how the company determines that a recovery is probable.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to the Jeanne Baker, Assistant Chief
Accountant,
at (202) 551-3691.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Salvatore J. Guccione
December 22, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE